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ALLISON M FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

May 22, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on May 21, 2015 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 27, 2015 on behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.

Comment 1.                            In follow-up to Comment 9 in the Fund’s May 21, 2015 letter, please confirm that if an affiliate of the Fund’s investment adviser or sub-advisers engages in market making activities in the Fund’s shares after the offering period has ended, such transactions will be registered under the Securities Act and a current prospectus will be delivered with all such related offers and sales.

Response 1.                               The Fund hereby confirms that if an affiliate of the Fund’s investment adviser and sub-adviser engages in market making activities in the Fund’s shares after the offering period has ended, such transactions will be registered under the Securities Act and a current prospectus will be delivered with all such related offers and sales to the extent so required under the Securities Act.

Comment 2.                            Please note that Comment 10 in the Fund’s May 21, 2015 letter should have stated: Under the heading “Conflicts of Interest” the disclosure in the second paragraph indicates that the Subadvisers have adopted policies and procedures to ensure that all client accounts are treated equitably “over time” and that investment opportunities are allocated fairly and equitably among client accounts “over time.”  Please remove the words “over time”

from the disclosure and confirm the Fund’s understanding that, at this time, the Staff is not taking a position other than as a fiduciary, an adviser should maintain policies and procedures designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

Response 2.          The disclosure has been revised accordingly and the Fund confirms its understanding that, at this time, the Staff is not taking a position other than as a fiduciary, an adviser should maintain policies and procedures designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526 or Bill Bielefeld at 202-261-3386.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai